UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 19, 2009
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270
     (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS THIRD QUARTER OF 2009 RESULTS AND BUSINESS UPDATES
Seoul, South Korea — November 19, 2009 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2009, prepared in accordance with generally accepted accounting principles in the United States and business updates.
FINANCIAL RESULTS FOR THE THIRD QUARTER 2009
Revenues for the third quarter ended September 30, 2009 were KRW 13,798 million (US$11,818 thousand), representing a 1.6% decrease from KRW 14,018 million for the second quarter ended June 30, 2009 (“QoQ”) and a 7.9% increase from KRW 12,782 million for the third quarter ended September 30, 2008 (“YoY”).
Review of financial results
Revenues
Royalty and licensing fee revenues for the third quarter ended September 30, 2009 were KRW 7,553 million (US$6,469 thousand), representing a 9.5% decrease QoQ from KRW 8,350 million and a 4.5% increase YoY from KRW 7,226 million. The decrease QoQ was primarily due to the declining revenues from Ragnarok Online in Japanese market. The increase in YoY was mainly from the higher revenues in Japanese market due to the weakening of the Korean Won against the Japanese Yen.
Subscription revenue for the third quarter 2009 was KRW 3,122 million (US$2,674 thousand), representing a 4.8% increase QoQ and a 11.8% decrease YoY compared to KRW 2,980 million and KRW 3,539 million, respectively. The increase QoQ result was primarily from increased revenues in Korean market, partially offset by decreased revenues in the U.S. and Canada. The decrease YoY was attributable to the decreased revenues in Korean market, partially offset by the increased revenues from the U.S., Canada, Europe, Russia and CIS countries.
Mobile game revenues were KRW 2,324 million (US$1,990 thousand) for the third quarter 2009, representing a 32.6% increase QoQ from KRW 1,752 million and a 44.0% increase YoY from KRW 1,614 million. The increase for both QoQ and YoY was mainly due to the increased sales of Ragnarok mobile games and the revenues from development of a mobile game outsourced by LG Electronics.
Character merchandising, animation and other revenue were KRW 799 million (US$685 thousand) for the third quarter 2009, representing a 14.6% decrease QoQ from KRW 936 million and a 98.3% increase YoY from KRW 403 million.

Cost of Revenues and Operating Expenses
Cost of revenues were KRW 5,396 million (US$4,622 thousand) for the third quarter 2009, representing a modest decrease QoQ from KRW 5,441 million and a 19.8% decrease YoY from KRW 6,726 million. Such decrease YoY was primarily attributable to i) decrease in salaries for the headquarters and decrease in salaries for the subsidiaries in the U.S. mainly resulting from the salaries of L5 Games Inc. which existed for the third quarter 2008 but did not occur for the third quarter 2009 due to the liquidation process taken place in August 2008; and ii) fully completed amortization of intangible assets in December 2008, related to acquisition of NeoCyon in November and December 2005.
Operating expenses were KRW 7,193 million (US$6,160 thousand) for the third quarter 2009, representing a 33.5% increase QoQ from KRW 5,389 million and a 23.7% increase YoY from KRW 5,815 million. The increase for both QoQ and YoY was primarily due to accrual for certain litigation settlement of KRW 1,676 million which is expected to be incurred with reasonable certainty. The increase QoQ was also due in part to the increased advertising expenses related to an update for Ragnarok Online. The increase YoY was partially offset by the decrease in rent expenses mainly resulting from the rent expenses for the Company’s subsidiary in Dubai which existed as of the third quarter 2008 but did not occur for the third quarter 2009 due to the liquidation process taken place in September 2008.
Income before income tax expenses and others were KRW 1,323 million (US$1,134 thousand) for the third quarter 2009, which represents a 60.2% decrease QoQ from KRW 3,327 million and a 29.6% decrease YoY from KRW 1,879 million.
Based on the foregoing factors, Gravity recorded a net income of KRW 16 million (US$14 thousand) for the third quarter ended September 30, 2009 compared to the net income of KRW 1,938 million for the second quarter ended June 30, 2009 and a net income of KRW 869 million for the third quarter ended September 30, 2008.
The balance of cash and cash equivalents and short-term financial instruments were KRW 72,878 million (US$62,418 thousand) as of September 30, 2009.
Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,167.60 to US$1.00, the noon buying rate in effect on November 6, 2009, as quoted by the Federal Reserve Bank of New York.
BUSINESS UPDATES
• Updates for development of Ice Age Online
The Company previously stated in its annual report on the Form 20-F for 2008 that Ice Age Online, a massively multiplayer online game based on Ice Age motion pictures franchise under the licensing agreement with 20th Century FOX Licensing & Merchandising (“FOX”), was expected to be launched in December 2009. However, there is disagreement over assessing the current status of the game development between FOX and the Company.
The Company will make every effort to reach an amicable settlement with FOX and disclose the outcome of the discussion in the near future.
• Publishing Agreement for Estar

The Company has entered into a publishing agreement with Naru Entertainment Co., Ltd., an online game developer based in South Korea, to publish Estar (tentative title) game worldwide.
Estar is an MMORPG (Massively Multiplayer Online Role Playing Game) targeting male game users from their teens through their thirties.
About GRAVITY Co., Ltd. --------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 38 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
#       #       #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-08		30-Sep-09
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	53,168	45,536	64,361	55,123
Short-term financial instruments	7,278	6,233	8,517	7,295
Accounts receivable, net	6,540	5,601	7,253	6,212
Other current assets	5,564	4,766	4,644	3,976

Total current assets	72,550	62,136	84,775	72,606

Property and equipment, net	5,226	4,476	3,385	2,900
Leasehold and other deposits	1,501	1,286	1,500	1,284
Intangible assets	11,154	9,553	11,165	9,563
Goodwill	1,451	1,243	1,451	1,243
Investments	2,440	2,090	1,788	1,531
Other non-current assets	1,613	1,380	1,869	1,600

Total assets	95,935	82,164	105,933	90,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	3,093	2,649	5,128	4,392
Deferred income	3,286	2,814	3,983	3,411
Income tax payable	815	698	478	409
Other current liabilities	1,203	1,031	980	840

Total current liabilities	8,397	7,192	10,569	9,052

Long-term deferred income	9,839	8,427	10,044	8,602
Accrued severance benefits	926	793	1,254	1,074
Other non-current liabilities	165	141	184	158

Total liabilities	19,327	16,553	22,051	18,886

Minority interest	137	117	198	170
Common stock	3,474	2,976	3,474	2,976
Additional paid-in capital	75,247	64,446	75,302	64,493
Retained earnings (Accumulated deficit)	(5,652)	(4,841)	1,555	1,332
Accumulated other comprehensive income	3,402	2,913	3,353	2,870

Total shareholders’ equity	76,471	65,494	83,684	71,671

Total liabilities and shareholders’ equity	95,935	82,164	105,933	90,727

*
For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,167.60 to US$1.00, the noon buying rate in effect on November 6, 2009 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-09	30-Sep-08	30-Sep-09		30-Sep-08	30-Sep-09
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	2,980	3,539	3,122	2,674	9,481	9,577	8,203
Online games-royalties and license fees	8,350	7,226	7,553	6,469	20,865	26,718	22,883
Mobile games	1,752	1,614	2,324	1,990	5,111	5,928	5,077
Character merchandising, animation and other revenue	936	403	799	685	2,515	2,200	1,884

Total net revenues	14,018	12,782	13,798	11,818	37,972	44,423	38,047

Cost of revenues	5,441	6,726	5,396	4,622	21,735	16,265	13,931

Gross profit	8,577	6,056	8,402	7,196	16,237	28,158	24,116

Operating expenses
Selling, general and administrative	4,953	5,401	6,719	5,754	16,601	16,989	14,550
Research and development	436	414	474	406	1,806	1,258	1,078

Operating income (loss)	3,188	241	1,209	1,036	(2,170)	9,911	8,488

Other income (expenses)
Interest income	537	661	526	451	2,065	1,800	1,542
Interest expense	(11)	(7)	(10)	(9)	(18)	(36)	(31)
Foreign currency gains (losses), net	(430)	1,000	(389)	(333)	1,962	(55)	(47)
Others, net	43	(16)	(13)	(11)	(19)	27	23

Income before income tax expense, minority interest and equity in loss of related joint venture	3,327	1,879	1,323	1,134	1,820	11,647	9,975

Income tax expenses	1,103	865	1,074	920	2,521	3,582	3,068

Income (loss) before minority interest and equity in loss of related joint venture	2,224	1,014	249	214	(701)	8,065	6,907

Minority interest	19	22	23	20	62	61	52
Equity in loss of related joint venture	267	123	210	180	3,664	797	683

Net Income (loss)	1,938	869	16	14	(4,427)	7,207	6,172

Earnings (loss) per share
- Basic and diluted	279	125	2	0	(637)	1,037	0.89

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings (loss) per ADS (1)
- Basic and diluted	70	31	0	0	(159)	259	0.22
Weighted average number of ADSs outstanding
- Basic and diluted	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600

*
For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,167.60 to US$1.00, the noon buying rate in effect on November 6, 2009 as quoted by the Federal Reserve Bank of New York.

(1)	Each ADS represents one-fourth of a common share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 11/19/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer